Filed Pursuant to Rule 433

Registration Statement No. 333-186548

Pricing Term Sheet

January 26, 2015

Union Pacific Corporation

3.375% Notes due 2035

Issuer:	Union Pacific Corporation
Principal Amount:	$450,000,000
Maturity:	February 1, 2035
Coupon:	3.375%
Price to Public:	99.697% of Principal Amount
Yield to Maturity:	3.396%
Spread to Benchmark Treasury:	+100 basis points
Benchmark Treasury:	UST 3.125% due August 15, 2044
Benchmark Treasury Yield / Price:	2.396% / 115-12
Interest Payment Dates:	February 1 and August 1, commencing on August 1, 2015
Redemption Provisions:
Make-Whole Call:	At any time prior to August 1, 2034, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points plus accrued and unpaid interest to the date of repurchase.
Par Call:	At any time on or after August 1, 2034, at 100% plus accrued and unpaid interest to the date of repurchase.
Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.
Trade Date:	January 26, 2015
Settlement Date:	January 29, 2015 (T+3)
CUSIP / ISIN:	907818 EB0 / US907818EB01
Denominations:	$1,000 x $1,000
Ratings (Moody’s / S&P):	A3 / A
Concurrent Debt Offerings:	The Issuer is also offering $250,000,000 of Senior Notes due 2020 and $450,000,000 of Senior Notes due 2055
Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

Senior Co-Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

Loop Capital Markets LLC

Mizuho Securities USA Inc.

PNC Capital Markets LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847, calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, calling Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, or calling Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.

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